UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

JACKSAM CORPORATION
(Name of Issuer)

Common Stock

(Title of Class of Securities)

46650D107

(CUSIP Number)

Mark Adams

4440 Von Karman Avenue Suite 220, Newport Beach, CA 92660

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46650D107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mark Adams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 9,899,846 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,899,846 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,899,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 7,656,636 shares of the Issuer’s common stock presently held by the Reporting Person directly, and assumes both (a) the conversion of the $277,777 convertible promissory note held by the Reporting Person (the “Convertible Note”) into 1,543,210 shares of common stock and (b) the conversion of the 1,400,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”) held by the Reporting Person into 700,000 shares of the Issuer’s common stock. Before conversion, the Series A Preferred Stock votes with the Issuer’s common stock, as a single class, at a rate of 20 votes for each share of Series A Preferred Stock as reported in the Issuer’s Current Report on Form 8-K filed on May 28, 2021.

(2)	Based upon 72,973,899 shares of common stock issued and outstanding by the Issuer, as reported on the Issuer’s report filed on Form 10-Q on May 13, 2021.

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SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock of Jacksam Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4440 Von Karman Avenue Suite 220, Newport Beach, California 92660.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Mark Adams (the “Reporting Person”).

(b) The Reporting Person’s address is: 4440 Von Karman Avenue Suite 220, Newport Beach, California 92660.

(c) The Reporting Person is the CEO, President and a director of the Issuer.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Subscription Agreement entered into between the Issuer and the Reporting Person on May 26, 2021, and as reported by the Issuer on Form 8-K filed May 28, 2021, the Reporting Person purchased 1,400,000 shares of its Series A Preferred Stock at a price of $0.09 per share, for a total cash purchase price of One Hundred and Twenty Six Thousand Dollars ($126,000), using personal funds. The Series A Preferred Stock is convertible into 700,000 shares of the Issuer’s common stock, subject to certain anti-dilution adjustments, at the option of the holder.

On June 25, 2019, the Reporting Person paid $250,000 to purchase a Convertible Note in the principal amount of $277,777.77. The Convertible Note can be converted to 1,543,210 shares of common stock based on an assumed conversion price of $0.18 per share. As of the date of this report, the Convertible Note is not yet converted.

During 2017, the Issuer issued the Reporting Person 7,656,636 shares of stock for services as officers of the Issuer.

Item 4. Purpose of the Transaction

The Reporting Person is the CEO, President and a director of the Issuer. All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

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Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 9,899,846 shares of the Issuer’s common stock, which includes 7,656,636 shares of the Issuer’s common stock presently held by the Reporting Person directly, and assumes both (a) the conversion of the Convertible Note into 1,543,210 shares of common stock and (b) the conversion of the 1,400,000 shares of Series A Preferred Stock held by the Reporting Person into 700,000 shares of the Issuer’s common stock.

(b) The Reporting Person has sole voting and dispositive power with respect to the 7,656,636 shares common stock presently held, as well as over the Convertible Note and the Series A Preferred Stock, which are convertible into 1,543,210 and 700,000 shares of the Issuer’s common stock, respectively.

(c) Pursuant to a Subscription Agreement entered into between the Issuer and the Reporting Person on May 26, 2021, and as reported by the Issuer on Form 8-K filed May 28, 2021, the Reporting Person purchased 1,400,000 shares of its Series A Preferred Stock at a price of $0.09 per share, for a total cash purchase price of One Hundred and Twenty Six Thousand Dollars ($126,000), using personal funds. The Series A Preferred Stock is convertible into 700,000 shares of the Issuer’s common stock, subject to certain anti-dilution adjustments, at the option of the holder.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021	By:	/s/ Mark Adams
Mark Adams

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